

April 26, 2011

Mr. Geoffrey Jervis
Secretary
Capital Trust, Inc.
410 Park Avenue, 14th Floor
New York, NY 10022

> **Re:** **Capital Trust, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 22, 2011**
> **File No. 001-14788**

Dear Mr. Jervis:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

General

1. Please revise your proxy statement to include the proposals required by Item 24 of Schedule 14A or provide us with an analysis as to why you are not required to include these proposals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3785 if you have questions regarding this comment or on any related matters.

Sincerely,

Michael McTiernan
Assistant Director